EXHIBIT 3.7

CERTIFICATE OF FORMATION

OF

HNS REAL ESTATE, LLC

The undersigned, an authorized person, for the purpose of forming a limited liability company under and pursuant to the provisions of the Delaware Limited Liability Company Act (6 Del. C. Section 18-101, et seq.), hereby certifies as follows:

1.	The name of the limited liability company is HNS Real Estate, LLC

2.	The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

3.	The powers of the undersigned authorized person shall terminate upon the filing of this Certificate of Formation.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of HNS Real Estate, LLC this 19th day of April, 2005.

/s/ Alexandra Ekblom
Alexandra Ekblom Authorized Person